SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 9, 2012

On May 9, 2012, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP. 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. (“Company”) was held with the presence of the undersigned Board Members. Board Member Paulo Roberto Costa was absent from the meeting, by just cause, and was substituted by his respective alternate, Antônio Aparecida de Oliveira. Chief Executive Officer Carlos Fadigas de Souza Filho, Officers Mauricio Roberto de Carvalho Ferro, Marcela Drehmer and Décio Oddone da Costa, Mr. Luciano Nitrini Guidolin, Mr. Rui Chammas, Mr. Roberto Bischoff, Mr. Guilherme Furtado, Ms. Leticia de Faria Lima and Maria Alice Cavalcanti, the chairman of the Company’s Fiscal Board, were also present. The Chairman of the Board of Directors, Marcelo Bahia Odebrecht, presided the meeting and Leticia de Faria Lima acted as secretary. AGENDA:  I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PDs”), the copies of which and related documentation were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations, and shall remain duly filed at the Company’s headquarters, the following deliberations were approved  by unanimous vote, under the terms and conditions of the respective PDs: 1) PD.CA/BAK- 10/2012 – Alteration to the Composition of Permanent Support Committees to the Company’s Board of Directors; and 2) Individualization of Managers’ Compensation, pursuant (i) to the annual amounts approved by the Annual General Meeting of the Company held on April 27, 2012; and (ii) the proposal to the Personnel and Organization Committee included in the minutes of the meeting of said Committee held on May 9, 2012. II) Subjects for Acknowledgement: Presentations and reports were made, as applicable, by the respective individuals responsible for the subjects listed in this item, namely: 1)  Braskem Results – 1st Quarter of 2012; 2)  Strategy for the PE businesses; 3)  Strategy for the Company’s electric energy supply; 4)  Meeting of the Finance and Investments Committee held on May 9, 2012; and 5)  Meeting of the Personnel and Organization Committee held on May 9, 2012. At that time, the members of the Board of Directors registered their vote of thanks to Maria das Graças Silva Foster and Eduardo Rath Fingerl for their dedication and relevant contributions to the Company during their term of office. III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, May 9, 2012. Sgd.: Marcelo Bahia Odebrecht – Chairman; Leticia de Faria Lima – Secretary; Antônio Aparecida de Oliveira; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Felipe Montoro Jens; Newton Sergio de Souza, Francisco Pais; Álvaro Fernandes da Cunha Filho; Luiz de Mendonça; Roberto Zurli Machado; and José Alcides Santoro Martins.

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 9, 2012

The above matches the original recorded in the proper book.

LETICIA DE FARIA LIMA

Secretary

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.